File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of

Proposed issuances of Securities by the Bank under its Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: July 28, 2020

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issuances of securities by the Bank under its Global Debt Program (the "Program") pursuant to the Prospectus dated July 28, 2020 (as supplemented and amended from time-to-time, the "Prospectus"), the Capital at Risk Notes Prospectus Supplement dated July 28, 2020 (the "Prospectus Supplement"), and the Standard Provisions dated as of July 28, 2020 (the "Standard Provisions"), all of which are attached hereto as exhibits. As authorized by Rule 4 of Regulation IA, certain information is provided in the form of the Prospectus and the Prospectus Supplement. Certain information specified in Schedule A to Regulation IA is not yet known at the date of this report but will be filed when available in the context of a specific issue of securities under the Program.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus, and the Prospectus Supplement. Further terms of an issuance of securities, when established, will be stated in a Pricing Supplement to be filed with the Securities and Exchange Commission pursuant to a separate report.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus, and the Prospectus Supplement. The issuances will be offered through the dealers (the "Dealers") as may be appointed from time-to-time under agreements between the Bank and the Dealers as contemplated in the attached Standard Provisions.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See page 2 of the Prospectus.

Item 7. Exhibits

(A) Prospectus
(B) Capital at Risk Notes Prospectus Supplement
(C) Standard Provisions

PROSPECTUS



Inter-American Development Bank
Global Debt Program
for issues of Notes with maturities of one day or longer

Pursuant to this prospectus ("Prospectus"), the Inter-American Development Bank ("IADB") may issue from time to time under the Global Debt Program (the "Program") Notes ("Notes") in an unlimited aggregate principal amount. Notes may be denominated in the Specified Currencies referred to herein and as may otherwise be designated by IADB at the time of issue, as specified in a Pricing Supplement (as defined below) which will contain the terms of, and pricing details for, each particular issue of Notes. Notes will be sold through one or more Dealers appointed by IADB, or directly by IADB itself.

Notes may be either interest bearing at fixed or floating rates or non-interest bearing and may be repayable at par, at a specified amount above or below par or at an amount determined by reference to a formula, in each case with terms as specified in the applicable Pricing Supplement. Notes may be linked to one or more indices and may include embedded options, caps or floors and or any combination of the above, as specified in the applicable Pricing Supplement. Notes will be issued with specified maturities of one day or longer or with variable maturities and may be subject to early redemption in whole or in part, as specified in the applicable Pricing Supplement. Notes may be listed by IADB on one or more stock exchanges, or may be unlisted, as specified in the applicable Pricing Supplement.

Application may be made to the Financial Conduct Authority of the United Kingdom (the "FCA") for Notes to be admitted to the official list of the FCA (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to the London Stock Exchange's regulated market (the "Market") or to any other competent authority, stock exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer. Unless the context otherwise requires, references in this Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Market and have been admitted to the Official List. The Market is a regulated market for the purposes of Directive 2014/65/EU (as amended, "MiFID II"). However, unlisted Notes may be issued pursuant to the Program. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not an application will be made for such Notes to be admitted to the Official List and admitted to trading on the Market (or any other competent authority, stock exchange and/or quotation system). Notes listed on the Official List and admitted to trading on the Market will not be subject to the prospectus requirements of Regulation (EU) 2017/1129 (the "Prospectus Regulation") as a result of IADB's status as a public international body of which a European Union member state is a member, but will be issued in compliance with applicable Listing Rules of the FCA. The Pricing Supplement prepared in connection with any listed Notes may be made publicly available pursuant to local regulations or requirements.

This Prospectus does not constitute a prospectus for the purposes of the Prospectus Regulation.

Notes of any particular issue will be in registered form, book-entry form or bearer form, as specified in the applicable Pricing Supplement. Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. Notes will be issued in the denominations specified in the applicable Pricing Supplement. The Federal Reserve Bank of New York will act as fiscal agent for Notes denominated and payable in U.S. dollars that are initially distributed in the United States and issued in book-entry form. Citibank, N.A., London Branch will act as global agent for all other Notes, unless otherwise specified in the applicable Pricing Supplement. IADB may appoint an additional agent or agents for a specific issuance of Notes.

Depending on their form and Specified Currency, Notes will be accepted for clearing through one or more clearing systems, as specified in the applicable Pricing Supplement. These systems will include, in the United States, those operated by The Depository Trust Company ("DTC") and, for U.S. dollar denominated book-entry Notes, the Federal Reserve Banks (the "Federal Reserve") and, outside the United States, those operated by Euroclear Bank SA/NV, as operator of the Euroclear System ("Euroclear"), Clearstream Banking, SA ("Clearstream, Luxembourg"), and in relation to any Series, such other clearing system as specified in the applicable Pricing Supplement.

The date of this Prospectus is July 28, 2020.

NOTES ISSUED UNDER THE PROGRAM ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

IADB, having made all reasonable inquiries, confirms that all information in this Prospectus (as defined under "Availability of Information and Incorporation by Reference") is true and accurate in all material respects and is not misleading, and that there are no other facts the omission of which, in the context of the issue of Notes, make this Prospectus or any information in it misleading in any material respect. In addition, IADB confirms that each Pricing Supplement (as defined under "Pricing Supplements"), when read together with the Prospectus, will at the date thereof be true and accurate in all material respects and not misleading, and that there will be no other facts the omission of which make that Pricing Supplement, when read together with the Prospectus, or any information therein misleading in any material respect.

No person is authorized to give any information or to make any representation not contained in this Prospectus or the applicable Pricing Supplement, and any information or representation not contained herein or in the applicable Pricing Supplement must not be relied on as having been authorized by or on behalf of IADB or by any Dealer (as defined under "Plan of Distribution"). The delivery of this Prospectus or the applicable Pricing Supplement at any time does not imply that the information contained in this Prospectus or the applicable Pricing Supplement, as the case may be, is correct at any time subsequent to the date of this document, or, if later, the date of the documents incorporated by reference herein or to the date of the applicable Pricing Supplement, respectively.

Neither this Prospectus nor any Pricing Supplement constitutes an offer of, or an invitation by or on behalf of, IADB or any Dealer to subscribe or purchase any of the Notes. The distribution of this Prospectus or any part hereof and any Pricing Supplement and the offer, sale and delivery of any of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Prospectus or any Pricing Supplement comes are required by IADB and any Dealer to inform themselves about and to observe any such restrictions. See "Plan of Distribution" for a description of further restrictions on offers and sales of Notes and the distribution of this Prospectus.

MiFID II product governance / target market – Solely for purposes of MiFID II and the EU Delegated Directive 2017/593 (the "MiFID Product Governance Rules"), the Pricing Supplement in respect of any Notes may include a legend entitled "MiFID II Product Governance" which will outline the target market assessment in respect of the Notes and which channels for distribution of the Notes are appropriate in accordance with the MiFID Product Governance Rules to the extent applicable. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the target market assessment; however, each distributor subject to MiFID II and the MiFID Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the target market assessment) and determining appropriate distribution channels.

IADB does not fall under the scope of application of the MiFID II regime. Consequently, IADB does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II. A determination will be made in relation to each issue about whether, for the purpose of the MiFID Product Governance Rules, any Dealer subscribing for any Notes is a "manufacturer" in respect of such Notes (as defined under MiFID II and the MiFID Product Governance Rules), but otherwise neither the Dealers nor any of their respective affiliates will be a manufacturer for the purpose of the MiFID Product Governance Rules.

CERTAIN NOTES ARE COMPLEX FINANCIAL INSTRUMENTS AND MAY NOT BE SUITABLE FOR ALL INVESTORS. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE APPLICABLE PRICING SUPPLEMENT, AND THE MERITS AND RISKS OF INVESTING IN A PARTICULAR ISSUE OF SUCH NOTES IN THE CONTEXT OF THEIR FINANCIAL POSITION AND PARTICULAR CIRCUMSTANCES. IN PARTICULAR,

INVESTORS SHOULD HAVE ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL RESOURCES TO EVALUATE THE SENSITIVITY OF SUCH NOTES TO CHANGES IN ECONOMIC CONDITIONS, INTEREST RATES, EXCHANGE RATES OR OTHER INDICES, THE CALCULATION FORMULAE, AND REDEMPTION, OPTION AND OTHER RIGHTS ASSOCIATED WITH SUCH NOTES AND OTHER FACTORS WHICH MAY HAVE A BEARING ON THE MERITS AND RISKS OF AN INVESTMENT IN ANY ISSUE OF SUCH NOTES. INVESTORS SHOULD HAVE THE FINANCIAL CAPACITY TO BEAR THE RISKS ASSOCIATED WITH ANY INVESTMENT IN SUCH NOTES.

THIS PROSPECTUS DOES NOT DESCRIBE ALL OF THE RISKS AND INVESTMENT CONSIDERATIONS (INCLUDING THOSE RELATING TO EACH INVESTOR'S PARTICULAR CIRCUMSTANCES) OF AN INVESTMENT IN NOTES OF A PARTICULAR STRUCTURE, INCLUDING THE INTEREST RATE, EXCHANGE RATE OR OTHER INDICES, RELEVANT SPECIFIED CURRENCIES, CALCULATION FORMULAE, AND REDEMPTION, OPTION AND OTHER RIGHTS ASSOCIATED WITH SUCH NOTES OR WHERE THE INVESTOR'S CURRENCY IS OTHER THAN THE SPECIFIED CURRENCY OF ISSUE OR IN WHICH PAYMENT OF SUCH NOTES WILL BE MADE. INVESTORS SHOULD REFER TO AND CONSIDER CAREFULLY THE RELEVANT PRICING SUPPLEMENT FOR EACH PARTICULAR ISSUE OF NOTES, WHICH MAY DESCRIBE ADDITIONAL RISKS AND INVESTMENT CONSIDERATIONS ASSOCIATED WITH SUCH NOTES. THE RISKS AND INVESTMENT CONSIDERATIONS IDENTIFIED IN THIS PROSPECTUS AND THE APPLICABLE PRICING SUPPLEMENT ARE PROVIDED AS GENERAL INFORMATION ONLY. INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS AND INVESTMENT CONSIDERATIONS ARISING FROM AN INVESTMENT IN AN ISSUE OF NOTES AND SHOULD POSSESS THE APPROPRIATE RESOURCES TO ANALYZE SUCH INVESTMENT AND THE SUITABILITY OF SUCH INVESTMENT IN SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

In connection with the issue of any Tranche (as defined below) of Notes, the Dealer or Dealers (if any) named as the stabilization manager(s) (the "Stabilization Manager(s)") (or any person acting on behalf of any Stabilization Manager(s)) in the applicable Pricing Supplement may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche is made and, if begun, may cease at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche and 60 days after the date of the allotment of the relevant Tranche. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager(s) (or any person acting on behalf of any Stabilizing Manager(s)) in accordance with all applicable laws and rules.

Singapore Securities and Futures Act Product Classification - In connection with Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA") and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the "CMP Regulations 2018"), unless otherwise specified in the applicable Pricing Supplement in respect of any Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes to be issued under the Program are 'prescribed capital markets products' (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

See **"Certain Risk Factors"** for a discussion of certain risks that should be considered in connection with an investment in the Notes.

TABLE OF CONTENTS

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

IADB will periodically prepare an information statement (the "Information Statement") which describes IADB, including its capital, operations and administration, governance, the Agreement Establishing the Inter-American Development Bank, as amended (the "IADB Agreement"), IADB's legal status, and its principal financial policies. Each Information Statement will also contain IADB's latest audited financial statements. IADB also prepares an annual report to its Board of Governors and unaudited quarterly financial statements.

IADB is subject to certain informational requirements of Regulation IA, promulgated by the Commission under Section 11(a) of the Inter-American Development Bank Act, and in accordance therewith files its regular quarterly and annual financial statements, its annual report to its Board of Governors and other information with the Commission. Some of the documents filed with the Commission, as well as this Prospectus, may be accessed via IADB's website: www.iadb.org. The link to IADB's website is provided only for the purpose of accessing these documents. Neither IADB's website nor any information included or posted therein is incorporated by reference to this Prospectus.

IADB's latest Information Statement, annual report to its Board of Governors and unaudited quarterly financial statements (the "IADB Information") will be filed with the Commission and the London Stock Exchange, and will be filed, as required, with any other stock exchange on which Notes are from time to time listed. IADB Information may be accessed via IADB's website, subject to the limitations as set forth above. Copies of the IADB Agreement may be likewise accessed via this site, subject to the same limitations.

Incorporation by Reference

IADB's latest Information Statement, any quarterly or annual financial statements filed with the Commission or any stock exchange on which Notes are listed by IADB subsequent to the date of such Information Statement and any supplements (other than Pricing Supplements) or amendments to this Prospectus circulated by IADB from time to time shall be deemed to be incorporated in, and to form part of, this Prospectus, and references to "this Prospectus" shall mean this document and any documents incorporated by reference in, and forming part of, this document, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in, and forming part of, this Prospectus. Documents incorporated by reference in, and forming part of, this document may not have been submitted to the same review and clearance procedures to which this Prospectus has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

IADB will, in the event of any material change in the financial position of IADB which is not reflected in this Prospectus, prepare an amendment or supplement to this Prospectus or publish a new Prospectus for use in connection with any subsequent issue and listing of Notes by IADB.

If the terms of the Program are modified or amended in a manner which would make this Prospectus inaccurate or misleading in any material respect, IADB will prepare a new Prospectus.

Any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of documents incorporated by reference in this Prospectus may be obtained from the website of IADB (www.iadb.org). The link to IADB's website is provided only for the purpose of accessing these documents. Neither IADB's website nor any information included or posted therein is incorporated by reference to this Prospectus.

Forward-looking Statements

This Prospectus includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case their negative, or other variations or comparable terminology. All statements other than statements of historical facts included in this Prospectus, including, without limitation, those regarding IADB's financial position, strategy, plans and objectives for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IADB to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding IADB's present and future strategies and the environment in which IADB will operate in the future. Among the important factors that could cause IADB's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, macro-economic conditions, investment from member countries and non-performance by borrowers. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Certain Risk Factors". These forward-looking statements speak only as of the date of this Prospectus. IADB expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in IADB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PRICING SUPPLEMENTS

IADB will prepare in respect of each particular issue of Notes a Pricing Supplement (each a "Pricing Supplement") which will contain the terms of, pricing details for, and settlement and clearance procedures relating to, such issue of Notes and such other information or disclosure as IADB considers appropriate. A Pricing Supplement may set out the full text of the terms and conditions of a particular issue if IADB and the relevant Dealer(s) consider it necessary or appropriate. See "Form of Pricing Supplement". In that such Pricing Supplements are prepared in respect of each particular issue of Notes and may not be publicly available depending upon local regulations and requirements, Pricing Supplements shall not be deemed to be incorporated in, and to form part of, this Prospectus. In the event of any conflict between the "Terms and Conditions of the Notes" set forth in this Prospectus, and any applicable Pricing Supplement, the latter shall govern.

USE OF PROCEEDS

Unless otherwise specified in any applicable Pricing Supplement, the net proceeds to IADB from the sale of Notes will be included in the ordinary capital resources of IADB and used in its ordinary operations.

SUMMARY

This summary must be read as an introduction to this Prospectus. Any decision to invest in any Notes should be based on a consideration by any investor of this Prospectus as a whole, including the documents incorporated by reference, and of the applicable Pricing Supplement. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this Summary.

IADB

The Inter-American Development Bank is an international institution established in 1959 and owned by 48 member countries. IADB's mission is to improve lives in Latin America and the Caribbean countries by contributing to the acceleration of the process of economic and social development and by supporting efforts to reduce poverty and inequality in a sustainable, climate friendly way.

IADB's principal office is located at Inter-American Development Bank, 1300 New York Avenue, NW, Washington DC 20577 USA.

Issuer	Inter-American Development Bank
Dealers	The Dealers will consist of any one or more dealers from time to time appointed as such for a specific issue of Notes pursuant to the Standard Provisions (as defined in "Plan of Distribution") or any alternate arrangements as may be agreed as between IADB and any dealer. There are no arrangers in respect of the Program, nor is any Dealer permanently appointed or designated as such under the Program.
Fiscal Agent	Federal Reserve Bank of New York
Global Agent Exchange Rate Agent, Calculation Agent, Registrar and Transfer Agent	Citibank, N.A., London Branch Citibank, N.A., London Branch
Paying Agent	Citibank, N.A., London Branch or such other paying agent specified in the applicable Pricing Supplement.
Amount	The Notes may be issued in an unlimited aggregate amount.
Specified Currencies	Notes may be denominated in such currencies, units or commodities as may be agreed between IADB and the relevant Dealer(s) (each a "Specified Currency").
Maturities	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued with any maturity of one day or longer.
Issue Price	Notes may be issued at par or at a discount to or premium over par and on a fully paid or partly paid basis, as specified in the applicable Pricing Supplement.
Method of Issue	Notes will be issued through dealers acting as principal, whether individually or in a syndicate, or on an agency basis. Additional Notes may be issued as part of an existing issue of Notes. See "Further Issues". IADB may itself directly issue and sell Notes to the extent permitted by applicable law. The Notes will be issued in series (each a "Series" or "Series of Notes").

Each Series comprises the original tranche (a "Tranche") and any additional Tranches expressed to be consolidated and to form a single series fungible with the original Tranche, and that comply with the provisions of Condition 11. The specific terms of each Tranche will be set out in the applicable Pricing Supplement.

Description of Notes............................. Notes may be either interest bearing at fixed or floating rates or non-interest bearing, with principal repayable at a fixed amount or by reference to one or more indices or formulae or combination of the above, as specified in the applicable Pricing Supplement.

Fixed Rate.. Fixed Rate Notes will bear interest at the rate or rates specified in the applicable Pricing Supplement.

Floating Rate .... Floating Rate Notes will bear interest determined by a benchmark, as adjusted for any applicable margin, as specified in the applicable Pricing Supplement.

Zero Coupon... Zero Coupon Notes will be specified as such in the applicable Pricing Supplement; will not bear interest; and will be issued at a substantial discount to their redemption amount.

For purposes of the Conditions, the term "Traditional Zero Coupon Note" specifically refers to a non-interest bearing note that is originally issued at a discount and thereafter accretes to par on its maturity date; and the term "Par Zero Coupon Note" refers to a non-interest bearing note that is originally issued at par and thereafter accretes to a value higher than par.

Deep Discount .... Deep Discount Notes will be specified as such in the applicable Pricing Supplement; will bear interest; and will be issued at a substantial discount to their redemption amount.

Fixed Redemption Amount.................... Notes which have a fixed redemption amount will be redeemable at par or at a specified amount above or below par.

Variable Redemption Amount............... Notes which have a variable redemption amount will have the basis for calculating the redemption amount determined by reference to one or more interest rate, exchange rate, equity or commodity indices, or otherwise, in each case as specified in the applicable Pricing Supplement.

Other Notes.. Notes may be any other type of security which IADB and any Dealer(s) agree to be issued under the Program, and the terms applicable to any such Notes will be specified in the applicable Pricing Supplement.

Transfer of Notes.................................. Registered Global Notes may be transferred in whole or in part in an Authorized Denomination upon the surrender of the certificate representing such Registered Note to be transferred, together with the form of transfer endorsed on such certificate duly completed and executed, at the specified office of the Registrar or any Transfer Agent. Where the respective Federal Reserve Banks have adopted appropriate procedures, Fed Book-entry Notes may be transferred between Holding Institutions in accordance with such rules and procedures.

Status of Notes...................................... **The Notes are not obligations of any government.** The Notes constitute direct, unsecured obligations of IADB ranking *pari passu*, without any preference among themselves, with all its other obligations that are unsecured and unsubordinated.

Notes Exempt from Registration ....

The Notes are exempt from United States Securities and Exchange Commission ("SEC") registration within the meaning of Section 3(a)(2) of the U.S Securities Act of 1933 and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934. Specifically, exemption is provided under the Inter-American Development Bank Act (22 USC 283) and SEC Regulation IA promulgated thereunder (17 CFR Chapter II Part 286). Notwithstanding this exemption, IADB is required to provide periodic reports to the SEC pursuant to SEC Regulation IA.

Negative Pledge ....

As long as any of the Notes shall be outstanding and unpaid, but only up to the time all amounts of principal and interest have been paid to the Global Agent or the Fiscal Agent, as the case may be, IADB will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by IADB for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by the Bank as security for all or any part of the purchase price thereof, any lien arising in the ordinary course of business, any securities lending transaction, any repurchase or reverse repurchase transaction, any derivatives transaction, or any extension or renewal of any of the foregoing) unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes, or evidences of indebtedness.

Further Issues ....

IADB may from time to time without the consent of the Noteholders create and issue further notes either (a) having the same terms and conditions as the Notes in all respects (or in all respects except for, as applicable, the issue price, the issue date and the first payment of interest thereon) and so that such further issue shall be immediately or thereafter consolidated and form a single series ("fungible") with the outstanding securities of any series (including the Notes) or (b) upon such terms as IADB may determine at the time of their issue.

Optional Redemption ....

The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity in whole or in part at the option of IADB and/or the holders, and, if so, the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Pricing Supplement.

Form of Notes ....

Each particular issue of Notes will be in registered form, book-entry form or bearer form. Restrictions on forms of Notes may apply in certain jurisdictions. See "Form of the Notes".

Registered Global Notes ....

Registered Global Notes will be represented by one or more Notes in global registered form or, in exceptional circumstances, will be issued in definitive registered form. Notes in global registered form will be exchangeable for Notes in definitive registered form if and to the extent specified in the applicable Pricing Supplement. Notes in registered form, whether in global or definitive form, may not be exchanged for Notes in bearer form. Unless otherwise specified in an applicable Pricing Supplement, further issuances/tranches of a particular series of Registered Global Notes generally will be fungible with prior tranches immediately upon issuance and at that time consolidated to form a single series with the outstanding securities of such series.

Fed Book-entry Notes............................	Fed Book-entry Notes, which are Notes denominated and payable in U.S. dollars cleared through the book-entry system of the Federal Reserve Banks (the "Federal Reserve"), will be issued in book-entry form. Fed Book-entry Notes may not be exchanged for Notes in definitive registered form, nor may they be exchanged for Notes in bearer form. Unless otherwise specified in an applicable Pricing Supplement, further issuances/tranches of a particular series of Fed Book-entry Notes generally will be fungible with prior tranches immediately upon issuance and at that time consolidated to form a single series with the outstanding securities of such series.
Bearer Notes...	Except as may be specified in the applicable Pricing Supplement, Bearer Notes (other than Notes in certain Specified Currencies which will be issued in permanent global bearer form) will be issued in temporary global bearer form (each a "Temporary Global Note") exchangeable for Notes in permanent global bearer form (each a "Permanent Global Note" and together with the Temporary Global Notes, the "Global Bearer Notes") or, if and to the extent specified in the applicable Pricing Supplement, in definitive bearer form, after the date falling 40 days after the issue date of the relevant Global Bearer Notes (the "Exchange Date") upon certification as to non-U.S. beneficial ownership. Permanent Global Notes (other than Notes in certain Specified Currencies) will be exchangeable for Notes in definitive bearer form only in the circumstances described herein and in the applicable Pricing Supplement. Unless otherwise specified in an applicable Pricing Supplement, further issuances/tranches of a particular series of Bearer Notes generally will not be fungible with prior tranches immediately upon issuance but will be consolidated to form a single series with the outstanding securities of such series on and after the Exchange Date. See also "Selling Restrictions" and "TEFRA Rules".
Record Dates......................................	Registered Global Notes: The close of business on the business day before the due date for payment thereof; *provided, however*, that for Definitive Registered Notes, and for non-U.S. dollar denominated Registered Global Notes delivered into DTC, the close of business on the fifteenth calendar day before the due date for payment thereof. Fed Book-entry Notes: The close of business at the Fiscal Agent on the day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Record Date shall be the next preceding day on which the Fiscal Agent is open for business. Bearer Notes: Payments will be as set forth in Condition 7(c).
Denominations.....................................	Notes will be in such denominations as may be agreed between IADB and the relevant Dealer(s) and specified in the applicable Pricing Supplement, except that the minimum denominations for Notes denominated in certain Specified Currencies will be as required by applicable law or the relevant regulatory authority (and will be specified in the applicable Pricing Supplement).
Listing...	Notes may be listed by IADB on the London Stock Exchange or on other or additional stock exchanges. Unlisted Notes may also be issued under the Program. The applicable Pricing Supplement will state whether the relevant

issue of Notes will be listed on one or more stock exchanges or will be unlisted. The Pricing Supplement prepared in connection with any listed Notes will likely be made publicly available pursuant to local regulations or requirements.

Ratings..	IADB, as Issuer of the Notes, has been rated Aaa by Moody's Investors Service ("Moody's"), and AAA by S&P Global Ratings ("S&P"). As defined by S&P, a "AAA" rating means that the ability of IADB to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that IADB's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk.

A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. |
| Governing Law...................................... | Notes will be governed by the laws of the State of New York, English law, or such other law as specified in the applicable Pricing Supplement, with such consequential amendments to the form of the Notes as may be specified in the applicable Pricing Supplement, and subject to the receipt of such legal opinions as may be specified in the Standard Provisions or other agreements.

The Standard Provisions, the Global Agency Agreement and the Fiscal Agency Agreement are governed by the laws of the State of New York. Other agreements as required under local law or practice may be subject to the law of other jurisdictions. |
| Selling Restrictions............................... | The sale and delivery of Notes, and the distribution of offering material relating to the Notes, are subject to certain restrictions in the United States and in certain other jurisdictions as set forth in this Prospectus and as may be set forth in the applicable Pricing Supplement, the Standard Provisions, underwriting agreements, or by incorporation by reference of those selling restrictions maintained at: www.iadb.org. The link to IADB's website is provided only for the purpose of accessing such selling restrictions. Neither IADB's website nor any information included or posted therein is incorporated by reference in this Prospectus. |
| TEFRA Rules .... | Bearer Notes issued by IADB will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "TEFRA D Rules").Under exceptional circumstances, (i) the applicable Pricing Supplement may instead state that Notes are issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "TEFRA C Rules") or (ii) the Notes are issued other than in compliance with the TEFRA D Rules or the TEFRA C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the United States Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA"), which circumstances will be referred to in the applicable Pricing Supplement as a transaction to which TEFRA is not applicable.

See "Plan of Distribution". |
| Investor Suitability .... | Each Dealer agrees with IADB that it will give due regard to whether investors in the Notes have the financial capacity to bear the risks associated with investment in the Notes and sufficient knowledge and experience to evaluate those risks; and, in addition to any customary and required |

disclosure, each Dealer agrees that it will, if it deems appropriate, provide investors with further clarification of the risks involved in investing in the Notes.

Clearing Systems .... It is expected that Notes will be accepted for clearance through one or more clearing systems as specified in the applicable Pricing Supplement. These systems will include, in the United States, the system operated by DTC and, outside the United States, those operated by Euroclear and Clearstream, Luxembourg, and in relation to any Series, such other clearing system as specified in the applicable Pricing Supplement.

Initial Issue of Notes: Classic Global Notes ("CGN"), New Global Notes ("NGN"), New Safekeeping Structure ("NSS"), Common Depositary, Fedwire® Securities Service. ....

Bearer Notes: On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Bearer Note is issued in new global note ("NGN") form, such Global Bearer Note will be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg.

On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Bearer Note is not issued in NGN form but, rather, in classic global note ("CGN") form, unless otherwise agreed among IADB, the Global Agent and the relevant Dealer, IADB will deposit a Temporary Global Note with the Common Depositary (as defined below), or any other clearing system specified in the applicable Pricing Supplement.

Registered Global Notes: On or before the issue date for each Tranche of Registered Global Notes initially represented by one or more Notes in registered global form ("Registered Global Notes"), if the relevant Registered Global Notes are intended to be held under the New Safekeeping Structure ("NSS") and cleared through Euroclear and/or Clearstream Luxembourg, such Registered Global Notes will be delivered to the Common Safekeeper on behalf of Euroclear and Clearstream, Luxembourg.

On or before the issue date for each Tranche of Registered Global Notes initially represented by one or more Registered Global Notes, if the relevant Registered Global Notes are not intended to be held under the NSS, unless otherwise agreed among IADB, the Global Agent and the relevant Dealer, IADB will deposit such Registered Global Notes with a common depositary on behalf of Euroclear and Clearstream, Luxembourg (the "Common Depositary").On or before the issue date for each Tranche of Registered Global Notes represented by one or more Registered Global Notes intended to be cleared through DTC, unless otherwise agreed among IADB, the Global Agent and the relevant Dealer, such Registered Global Note(s) will be deposited with a custodian (the "Custodian"), and registered in the name of a nominee of, DTC (each such Registered Global Note being referred to herein as a "DTC Global Note").Registered Global Notes that are to be credited to one or more clearing systems on issue will be registered in the name of a nominee of a Common Depositary or a nominee of such clearing system.

Fed Book-entry Notes:

Fed Book-entry Notes will be issued in book-entry form and held and transferred through the Fedwire® Securities Service, the Federal Reserve's book-entry securities transfer system. ("Fedwire" is a registered service mark of the Federal Reserve Banks.)

CERTAIN RISK FACTORS

The following section does not describe all the risks (including those relating to each prospective investor's particular circumstances) with respect to an investment in the Notes of a particular series, including the interest rate, exchange rate or other indices, relevant specified currencies, calculation formulae, and redemption, option and other rights associated with such Notes or when the investor's currency is other than the Specified Currency of issue or in which the payment of such Notes will be made. Prospective investors should refer to and carefully consider the applicable Pricing Supplement for each particular issue of Notes, which may describe additional risks associated with such Notes. The risks in the following section and the applicable Pricing Supplement are provided as general information only. IADB disclaims any responsibility to advise prospective investors of such risks as they exist at the date of this Prospectus or Pricing Supplement or as such risks may change from time to time. Prospective investors should consult their own financial and legal advisors about risks associated with an investment in an issue of Notes. Certain Notes are complex financial instruments and may not be suitable for all investors. Prospective investors should have the financial status and sufficient knowledge and experience in financial and business matters to evaluate the information contained in this Prospectus and the applicable Pricing Supplement and the merits and risks of investing in a particular issue of Notes in the context of their financial position and particular circumstances. Prospective investors should have the ability and expertise, and/or access to the appropriate analytical resources, to analyze such investment, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, the relevant calculation formulae, the redemption, option and other rights associated with such investment, and other factors which may have a bearing on the merits and risks of such investment, and the suitability of such investment in such investor's particular circumstances. In addition, prospective investors should have the financial capacity to bear the risks associated with any investment in such Notes and should review, among other things, the most recent audited and unaudited financial statements of IADB incorporated by reference into this Prospectus when deciding whether or not to purchase any Notes. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Notes are subject to exchange rate and exchange control risks if the investor's currency is different from the Specified Currency

Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the "Investor's Currency") other than the Specified Currency or where principal of, premium (if any) or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency.

Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which IADB has no control. In recent years, rates of exchange have been volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specified terms of a Note denominated in, or the payment of which is related to the value of, one or more currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor.

Governments have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a Specified Currency at the time of payment of principal, premium (if any) or interest in respect of a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for payment on any particular Note may not be available when payments on such Note are due.

Structured Notes are subject to risks that are not associated with a conventional debt security including changes in interest rates and exchange rates which may result in reduction in the interest, principal and/or premium payable on Structured Notes

An investment in a Structured Note issued by IADB entails risks (which may be significant) which are independent of the creditworthiness of IADB and not associated with an investment in a conventional debt security issued by IADB. A "Structured Note" is a Note with principal, premium (if any) or interest determined by reference, either directly or indirectly, to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more stock market, commodities or other indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR), or with features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by IADB at the same time or that no interest may be payable, that the repayment of principal may occur at times other than that expected by the investor, that the investor may lose a substantial portion of the principal of its Note (whether payable at maturity, upon redemption or otherwise), that the amount of premium based on appreciation rights payable may be substantially less than anticipated or that no such premium is payable, that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed under "Risk Factors — Notes are subject to exchange rate and exchange control risks if the investor's currency is different from the Specified Currency") the imposition or modification of exchange controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by IADB. Such risks generally depend on a number of factors, including financial, economic and/or political events over which IADB has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread or margin multiplier or if the Applicable Index used to determine the principal, premium (if any) or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal, premium (if any) or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by IADB at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates and stock market, commodities or other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate or such other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of IADB, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by IADB, and this also may be true prior to any such period. IADB may be expected to redeem such Notes in circumstances where IADB's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Prospective investors should consult their own financial, legal and tax advisors about risks associated with an investment in an issue of Structured Notes. Structured Notes may be complex financial instruments and may not be suitable for all investors.

There may be no secondary market for Notes and, even if there is, the value of Notes will be subject to changes in market conditions

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or other market risks, that are designed for specific investment objectives, or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a severe adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes also will be affected by a number of other factors independent of the creditworthiness of IADB and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal, premium (if any) or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors will also affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

The prices of Floating Rate Notes with an Applicable Index containing a rate multiplier or other leverage factor greater than one generally are more volatile than those for Floating Rate Notes linked to the same Applicable Index without such a rate multiplier or other leverage factor.

In the case of Floating Rate Notes with an interest rate equal to a fixed rate less a rate based upon the Applicable Index, the interest rate will vary in the opposite direction of changes in such Applicable Index. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by IADB based on the same Applicable Index (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the Applicable Index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

In the case of Notes that bear interest at a rate that IADB may elect to convert from a Fixed Interest Rate to a Floating Rate, or from a Floating Rate to a Fixed Interest Rate, the ability of IADB to convert the interest rate will affect the secondary market and the value of such Notes since IADB may be expected to elect such conversion when it would be expected to produce a lower overall cost of borrowing to IADB. If IADB elects to convert from a Fixed Interest Rate to a Floating Rate, the Margin may be lower (if being added to the Applicable Index) or higher (if being subtracted from the Applicable Index) than prevailing spreads or margins at the time of such conversion on other floating rate securities issued by IADB with comparable maturities using the same Applicable Index, and the interest rate at any time may be lower than that payable on other securities of IADB. Conversely, if IADB elects to convert from a Floating Rate to a Fixed Interest Rate, the Fixed Interest Rate may be lower than prevailing interest rates on other securities of IADB.

The prices at which zero coupon instruments, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the principal amount payable on such instruments, such as Notes issued at a substantial discount to their principal amount or Notes issued with significantly above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared to that for conventional interest-bearing securities with comparable maturities.

Reference rates and indices, including interest rate benchmarks, including but not limited to the London Interbank Offered Rate ("LIBOR"), which are used to determine the amounts payable under financial instruments or the value of such financial instruments ("Benchmarks"), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, with further changes anticipated. These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued. Any change in the performance of a Benchmark or its discontinuation could have a material adverse effect on any Notes referencing or linked to such Benchmark.

Regulation (EU) 2016/1011 was published in the Official Journal of the EU on 29 June 2016 and has applied from January 1, 2018 ("The Benchmark Regulation"). The Benchmark Regulation applies to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark within the EU. Among other things, it: (a) requires benchmark administrators to be authorized or registered (or, if non-EU-based, to be subject to an equivalent regime or otherwise recognized or endorsed) and (b) prevents certain uses by EU-supervised entities of "benchmarks" of administrators that are not authorized or registered (or, if non-EU based, not deemed equivalent or recognized or endorsed).

In an announcement on July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA") questioned the sustainability of LIBOR in its current form, advocating a transition away from reliance on LIBOR to alternative reference rates and stating that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the "FCA Announcement"). **Therefore, the continuation of LIBOR in its current form (or at all) after 2021 cannot be guaranteed**.

Any changes to the administration of LIBOR or the emergence of alternatives to LIBOR as a result of these reforms, may cause LIBOR to perform differently than in the past or to be discontinued, or there could be other consequences which cannot be predicted. The potential discontinuation of LIBOR or changes to its administration could require changes to the way in which the rate of interest is calculated in respect of any Notes referencing or linked to LIBOR. The development of alternatives to LIBOR may result in Notes linked to or referencing LIBOR performing differently than would otherwise have been the case if such alternatives to LIBOR had not developed. Any such consequence could have a material adverse effect on the value of, and return on, any Notes referencing or linked to LIBOR.

To the extent interest payments on a Floating Rate Note are linked to a specific "benchmark" that is discontinued or is no longer quoted, the applicable base rate will be determined using the alternative methods described in Condition 5(II)(b) and/or the applicable Pricing Supplement. Any of these alternative methods may result in interest payments that are lower than or that do not otherwise correlate over time with the payments that would have been made on those Notes if the relevant "benchmark" was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of a "benchmark" may make one or more of the alternative methods impossible or impracticable to determine.

Investors should consult their own independent advisers and make their own assessment about the potential risks imposed by the Benchmark Regulation reforms in making any investment decision with respect to any Notes linked to or referencing a "benchmark."

Investment in Notes may not be legal for all investors

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Investors may need to purchase more Notes to ensure that they hold an amount equal to one or more Authorized Denominations

In those exceptional circumstances in which Definitive Bearer Notes are issued, and in relation to any issue of Bearer Notes which have a denomination consisting of the minimum Authorized Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Authorized Denomination that are not integral multiples of the minimum Authorized Denomination. In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Authorized Denomination will not receive a Definitive Bearer Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Authorized Denominations.

IADB's credit rating may not reflect all risks affecting the Notes

The credit ratings assigned to IADB may not reflect the potential impact of all risks related to structure, market and other factors that may affect the value of the Notes issued under the Program. A credit rating is not a recommendation to buy, sell or hold securities and may be raised or withdrawn by the credit rating agency at any time.

The Notes will be obligations of IADB and will not be the obligations of any government

The Notes are to be issued by IADB. The Notes will not be the obligations of any government. No government, and no other entity, will be responsible for payments under the Notes or liable to holders of the Notes in the event IADB defaults under the Notes.

Any decline in IADB's credit ratings may affect the value of the Notes

IADB's credit ratings are an assessment of its ability to pay its obligations, including those on the offered Notes. Consequently, actual or anticipated declines in IADB's credit ratings may affect the value of the Notes.

Changes in creditworthiness of IADB's borrowers may affect IADB's financial condition

IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. Changes in the macroeconomic environment and financial markets in these member countries may affect those borrowers' creditworthiness and repayments made to IADB. If these loans are not repaid for any reason, IADB's ability to repay the Notes may be adversely affected.

Change of law

The Conditions of the Notes are based on laws of the State of New York, or on English Law or other local laws in effect as at the date of issue of the relevant Notes. No assurance can be given as to the impact of any possible judicial decision or change to laws of such jurisdictions or administrative practice after the date of issue of the relevant Notes.

TERMS AND CONDITIONS OF THE NOTES

The following constitutes the terms and conditions that will apply to any issue of Notes the initial Tranche of which is priced and issued on or after July 28, 2020, subject to completion and amendment and as supplemented, varied or substituted in accordance with the provisions of the applicable Pricing Supplement in respect of such issue of Notes.

The terms and conditions that apply to Notes the initial Tranche of which was issued before July 28, 2020 are as set forth in the previous Prospectus dated January 8, 2001, which may be obtained from the website of IADB (www.iadb.org). The link to IADB's website is provided only for the purpose of accessing certain documents, and neither IADB's website nor any information included or posted therein is incorporated by reference to this Prospectus or the previous Prospectus.

References in the below Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Program.

In connection with any determination, decision or election pursuant to these Conditions, IADB may, in its sole discretion, designate any affiliate, any agent, any affiliate of an agent or any other person to make one or more determinations, decisions or elections on a temporary or permanent basis, and may, in its sole discretion, revoke any such designation. Any person so designated in accordance with the immediately preceding sentence will be a 'Designee' for purposes of these Conditions for so long as such designation remains in effect. See also Condition 5(III) "Definitions" below.

The Registered Notes (as defined in Condition 1(a)) and the Bearer Notes (as defined in Condition 1(a)) are issued in accordance with an amended and restated global agency agreement dated as of July 28, 2020 (as amended and supplemented from time to time, the "Global Agency Agreement") and made between IADB and Citibank, N.A., London Branch (the "Global Agent", which expression shall include any successor global agent under the Global Agency Agreement). The Global Agency Agreement includes forms of the Notes (other than Fed Book-entry Notes (as defined in Condition 1(a))) and the Coupons (if any) relating to such Notes (the "Coupons") and the Talons (if any) for further Coupons relating to such Notes (the "Talons").

Copies of the Global Agency Agreement are available for inspection during normal business hours at the specified offices of each of the Global Agent, the Registrar and the Paying Agents (each as defined below). The Global Agency Agreement provides for the appointment of other agents, including a calculation agent (the "Calculation Agent", which expression shall mean in respect of any issue of Notes any other calculation agent appointed in respect of such issue pursuant to the Global Agency Agreement or another agreement and designated as such on such Notes), an exchange rate agent (the "Exchange Rate Agent"), one or more paying agents (together with the Global Agent, the "Paying Agents"), one or more transfer agents (together, the "Transfer Agents") and a registrar (the "Registrar"). The Global Agent, the Calculation Agent, the Exchange Rate Agent, the Registrar, the Transfer Agents, the Paying Agents and the Federal Reserve Bank of New York are together referred to herein as the "Agents". The Noteholders (as defined in Condition 1(c)) and the holders of the Coupons (if any) and, where applicable, Talons (the "Couponholders") are deemed to have notice of all of the provisions of the Global Agency Agreement applicable to them.

The Fed Book-entry Notes (as defined in Condition 1(a)) are issued in accordance with the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between IADB and the Federal Reserve Bank of New York, as fiscal and paying agent (the "Fiscal Agent"). Copies of the Fiscal Agency Agreement are available to holders for inspection during normal business hours at the specified offices of the Fiscal Agent upon reasonable request.

References in these Conditions to terms specified on a Note shall, for Notes which are not individually certificated Definitive Registered Notes or Definitive Bearer Notes (as defined in Condition 1(a)), be deemed to include references to terms specified in the applicable pricing supplement issued in respect of a particular issue of Notes of which such Note forms a part (each a "Pricing Supplement") and which will be attached to such Note.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series. All capitalized terms that are not defined in these Conditions will have the meanings given to them in the applicable Pricing Supplement.

1.   **Form, Denomination, Title and Currency**

(a)   *Form*: Each issue of Notes of which this Note forms a part (the "Notes") is issued as:

(i)   registered notes ("Registered Notes", other than those issued in exchange for Fed Book-entry Notes (as defined in Condition 1(a)(ii))) in the principal amount specified on such Notes (the "Principal Amount") of an Authorized Denomination (as defined in Condition 1(b));

(ii)   uncertificated book-entry notes ("Fed Book-entry Notes") in the Principal Amount of an Authorized Denomination; and/or

(iii)   bearer notes ("Bearer Notes") in the Principal Amount of an Authorized Denomination, as specified on such Note, and these Conditions must be read accordingly.

Registered Notes and Bearer Notes may, under certain circumstances, be issued in individually certificated form ("Definitive Registered Notes" and "Definitive Bearer Notes", respectively).

An issue of Notes may comprise either Registered Notes only, Fed Book-entry Notes only (except as provided in Condition 2(b)), or Bearer Notes only.

A certificate will be issued to each holder of Registered Note(s) in respect of its registered holding or holdings. Each Registered Note will be numbered serially with an identifying number which will be recorded in the register (the "Register") which IADB shall cause to be kept by the Registrar.

Bearer Notes bearing interest are issued with Coupons and, where appropriate, Talons attached.

(b)   *Denomination*: "Authorized Denomination" means the denomination or denominations specified on such Note. Bearer Notes of one Authorized Denomination may not be exchanged for Bearer Notes of another Authorized Denomination (if any).

(c)   *Title*:

(i)   Title to Registered Notes shall pass by registration in the Register in accordance with the provisions of the Global Agency Agreement, or otherwise in accordance with applicable law.

(ii)   IADB may deem and treat the Federal Reserve Bank of New York, in respect of all Fed Book-entry Notes, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary and all payments to or on the order of the Federal Reserve Bank of New York, shall be valid and effective to discharge the liability of IADB with respect to such Fed Book-entry Notes, to the extent of the sum or sums so paid. As custodian of Fed Book-entry Notes, the Federal Reserve Bank of New York may deem and treat other Federal Reserve Banks and Branches and Holding Institutions (as defined below) located in the Second Federal Reserve District holding any Fed Book-entry Notes as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions (as defined below), as the case may be, shall be valid and effective to discharge the liability of IADB with respect to such Fed Book-entry Notes to the extent of the sum or sums so paid. A "Holding Institution" is a depositary or other designated institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch.

(iii)   Title to Bearer Notes, the Coupons appertaining thereto and, where applicable, the Talons appertaining thereto shall pass by delivery.

(iv)   IADB, the Global Agent, the Fiscal Agent, the Paying Agents, the Registrar and the Transfer Agents shall be entitled to deem and treat the registered holder of any Registered Note, or the Federal Reserve Bank of New York for Fed Book-entry Notes, or the bearer of any Bearer Note, Coupon or Talon, to be the absolute owner thereof for the purpose of making payments and for all other purposes, whether or not such Registered Note, Fed Book-entry Note, or Bearer Note, Coupon or Talon is overdue and regardless of any notice of ownership, trust or an interest therein, any writing thereon or any notice of any previous theft or loss thereof (or of the related certificate), and all payments on a Note or Coupon to such holder shall be deemed valid and effectual to discharge the liability of IADB in respect of such Note or Coupon to the extent of the sum or sums so paid.

(d)   *Specified Currency:* The Specified Currency of any Note is as specified hereon. All payments of principal and interest in respect of a Note shall be made in one or more Specified Currencies.

2.   Transfers and Exchanges

(a)   Transfer of Registered Notes and Exchanges of Registered Notes and Bearer Notes:

(i)   Subject as provided in Condition 2(f), a Registered Note may be transferred in whole or in part in an Authorized Denomination upon the surrender of the certificate representing such Registered Note to be transferred, together with the form of transfer endorsed on such certificate duly completed and executed, at the specified office of the Registrar or any Transfer Agent. In the case of a transfer of only part of such a Registered Note represented by one certificate, a new certificate shall be issued to the transferee in respect of the part transferred and a further new certificate shall be issued to the transferor in respect of the balance not transferred. Each new certificate to be issued upon transfer of such a Registered Note represented by such certificate will be mailed to such address as may be specified in such form of transfer at the risk of the holder entitled to the new certificate in accordance with the customary procedures of such Registrar or Transfer Agent.

(ii)   Registered Notes may not be exchanged for Bearer Notes.

(b)   *Transfer of Fed Book-entry Notes*: Fed Book-entry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Fed Book-entry Notes may not be exchanged for Registered Notes or Bearer Notes.

(c)   *Partial Exercise of Options or Partial Redemption in Respect of Registered Notes:* In the case of a partial redemption (in respect of an exercise of IADB's or the Noteholder's option or otherwise) of Registered Notes represented by a single certificate, a new certificate in respect of the balance of the interest in any such Registered Notes not redeemed shall be issued to the holder to reflect the exercise of such option. In the case of a partial exercise of an option (other than in respect of optional redemption), one or more new certificates may be issued to the relevant holders reflecting such exercise. New certificates shall only be issued against surrender of the existing certificates to the Registrar or any Transfer Agent.

(d)   *No Exchange of Bearer Notes*: Bearer Notes of one Authorized Denomination may not be exchanged for Bearer Notes of another Authorized Denomination. Bearer Notes may not be exchanged for Registered Notes.

(e)   *Transfers and Exchanges*: Exchanges and registrations of transfer will be effected without charge by or on behalf of IADB or the relevant Agent. However, the transferor or holder requesting an exchange shall bear the expense of the issue and delivery of any Registered Note and shall make any payment (or shall give such indemnity as IADB, the Registrar or the relevant Transfer Agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

(f) *Closed Periods*: No transfer of a Registered Note that is not a Definitive Registered Note (as defined in Condition 1(a)) will be effected on the day immediately preceding the due date for any payment of principal, redemption amount or premium (if any) in respect of that Note; and no transfer of a Definitive Registered Note will be effected on any day after the fifteenth calendar day immediately preceding the due date for any such payment. Additionally, no transfer of any Registered Note will be effected (i) during the notice period immediately preceding any date on which Notes may be called for redemption by IADB at its option pursuant to Condition 6(e), (ii) after any such Note has been called for redemption, or (iii) during the period starting on the day immediately preceding any Record Date (as defined in Condition 7(a)) and ending on (and including) such Record Date.

(g) *Provisions Concerning Transfers*: All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Registrar. A copy of the relevant procedures will be made available during normal business hours by the Registrar to any holder of a Registered Note upon reasonable request.

3.   Status

The Notes constitute direct, unsecured obligations of IADB ranking *pari passu*, without any preference among themselves, with all its other obligations that are unsecured and unsubordinated.

The Notes are not obligations of any government.

4.   Negative Pledge

As long as any of the Notes shall be outstanding and unpaid, but only up to the time all amounts of principal and interest have been paid to the Global Agent or the Fiscal Agent, as the case may be, IADB will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by IADB for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by IADB as security for all or any part of the purchase price thereof, any lien arising in the ordinary course of business, any securities lending transaction, any repurchase or reverse repurchase transaction, any derivatives transaction, or any extension or renewal of any of the foregoing) unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes, or evidences of indebtedness.

5.   Interest

One or more of the following provisions apply to each Note, as specified on such Note.

(I)   Fixed Interest Rates

The following provisions in this Condition 5(I) apply to a Note the interest basis for which is specified on such Note as being "Fixed Interest Rate". Such Notes may be issued at par, at a premium or at a discount. Any such Notes that are issued at a substantial discount may be specified to be a Deep Discount Note in the applicable Pricing Supplement (such Note, a "Deep Discount Note").

(a) *Interest Rate and Accrual*: Each Note bears interest on its Calculation Amount (as defined in Condition 5(III)) from and including the Interest Commencement Date (as defined in Condition 5(III)) in respect thereof or from the most recent Fixed Rate Interest Payment Date specified on such Note to which interest has been paid or duly provided for, to but excluding the next following

Fixed Rate Interest Payment Date at the rate per annum (expressed as a percentage) equal to the Interest Rate specified on such Note payable on each Fixed Rate Interest Payment Date in each year and on the Maturity Date specified on such Note if that date does not fall on a Fixed Rate Interest Payment Date.

The first payment of interest will be made on the Fixed Rate Interest Payment Date next following the relevant Interest Commencement Date. If the Interest Commencement Date is not a Fixed Rate Interest Payment Date, the first payment of interest will be the amount specified on the Note as being the Initial Broken Amount. If the Maturity Date is not a Fixed Rate Interest Payment Date, interest from and including the preceding Fixed Rate Interest Payment Date (or from and including the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will be the amount specified on the Note as being the Final Broken Amount.

Interest will cease to accrue on each Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the Interest Rate and in the manner provided in this Condition 5(I) to the Relevant Date (as defined in Condition 8).

(b)   *Calculations*: Interest in respect of a period of less than the period between Fixed Rate Interest Payment Dates (or, in the case of the first interest period, the period between the Interest Commencement Date and the first Fixed Rate Interest Payment Date) will be calculated using the applicable Fixed Rate Day Count Fraction(s) specified in the applicable Pricing Supplement.

(II)   Floating Rates

The following provisions in this Condition 5(II) apply to a Note the interest basis for which is specified on such Note as being "Floating Rate".

(a)   *Interest Payment Dates*: Each Note bears interest on its Calculation Amount (as defined in Condition 5(III)) from and including the Interest Commencement Date (as defined in Condition 5(III)) in respect thereof and such interest will be payable on each Interest Payment Date (as defined in Condition 5(III)).

Interest will cease to accrue on each Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the rate and in the manner provided in this Condition 5(II) to the Relevant Date (as defined in Condition 8).

(b)   *Rate of Interest*: Each Note bears interest at a floating rate which may be based on one or more interest rate, exchange rate, equity or commodity indices or as otherwise specified on such Note. The dates on which interest shall be payable on a Note, the basis for calculation of each amount of interest payable in respect of such Note on each such date and on any other date on which interest becomes payable in respect of such Note, and the rate (or the basis of calculation of such rate) at which interest will accrue in respect of any overdue principal shall be as set out below, unless otherwise specified on such Note. Subject as provided below, if applicable, the rate of interest ("Rate of Interest") payable from time to time will, unless otherwise specified on such Note, be determined by the Calculation Agent on the basis of the following provisions:

(i)   At or about the Relevant Time (as defined in Condition 5(III)) on the relevant Interest Determination Date (as defined in Condition 5(III)) in respect of each Interest Period (as defined in Condition 5(III)), the Calculation Agent will:

(A)   if a Note specifies that the "Primary Source for Interest Rate Quotations" shall be derived from a Page (as defined in Condition 5(III)), determine the Rate of Interest for such Interest Period which shall, subject as provided below, be (x) the Reference Rate (as defined in Condition 5(III)) so appearing in or on that Page (where such Reference Rate is a composite quotation or interest rate per annum or is customarily supplied by one entity) or

(y) the arithmetic mean of the Reference Rates of the entities at that time whose Reference Rates so appear in or on that Page, in any such case in respect of deposits in the relevant Specified Currency for a period equal to the duration of such Interest Period; and

(B) if a Note specifies that the "Primary Source of Interest Rate Quotations" shall be the Reference Banks specified by IADB on such Note, or in the case of a Note falling within paragraph (i)(A) above but in respect of which (x) no Reference Rate appears at or about such Relevant Time or (y) the Rate of Interest for which is to be determined by reference to quotations of entities appearing in or on the Page as provided in paragraph (i)(A) but in respect of which less than two Reference Rates appear at or about such Relevant Time, request the principal offices in the Relevant Banking Center (as defined in Condition 5(III)) of each of the Reference Banks specified by IADB on such Notes (or, as the case may be, any Reference Bank appointed by IADB or its Designee from time to time pursuant to Condition 5(II)(e)) to provide the Calculation Agent with its Reference Rate quoted to leading banks for deposits in the relevant Specified Currency for a period equivalent to the duration of such Interest Period. Where this Condition 5(II)(b)(i)(B) shall apply, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be the arithmetic mean of such Reference Rates as calculated by the Calculation Agent.

(ii) If at or about the Relevant Time on any Interest Determination Date (as defined in Condition 5(III)) where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B) in respect of a Note only two or three of such Reference Banks provide such relevant quotations, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be determined as provided in Condition 5(II)(b)(i)(B) on the basis of the Reference Rates quoted by such Reference Banks.

(iii) If at or about the Relevant Time on any Interest Determination Date where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B) only one or none of such Reference Banks provide such Reference Rates, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be whichever is the higher of:

(A) the Rate of Interest in effect for the last preceding Interest Period to which Condition 5(II)(b)(i)(A) or (B) or Condition 5(II)(b)(ii) shall have applied; and

(B) the rate per annum (expressed as a percentage) which the Calculation Agent determines to be the arithmetic mean of the Relevant Rates in respect of the relevant Specified Currency which banks in the Relevant Financial Center for such Specified Currency selected by IADB or its Designee are quoting at or about the Relevant Time on the relevant Interest Determination Date for a period equivalent to such Interest Period to leading banks carrying on business in that Relevant Financial Center; provided, however, that, if the banks so selected by IADB or its Designee are not quoting as aforesaid, the Rate of Interest shall, subject as provided below, be the Rate of Interest specified in Condition 5(II)(b)(iii)(A).

(iv) *Minimum/Maximum Rates*: If a Minimum Interest Rate is specified on a Note, then the Rate of Interest shall in no event be less than such Minimum Interest Rate and if there is so specified a Maximum Interest Rate, then the Rate of Interest shall in no event exceed such Maximum Interest Rate.

(v) *Rounding*: The Calculation Agent shall, if necessary, round any Rate of Interest to the nearest one-hundred thousandth of one percent.

(c) *Determination of Rate of Interest and Calculation of Interest Amounts*: The Calculation Agent will, as soon as practicable after the Relevant Time on each Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable (the "Interest Amount") in respect of each Authorized Denomination of the relevant Notes (in the case of Bearer Notes) and the minimum Authorized Denomination (in the case of Registered Notes and Fed Book-entry Notes) for the relevant Interest Period. Interest Amount(s) shall be calculated by applying the Rate of Interest adjusted, if necessary, by any Spread (as defined in Condition 5(III)) and/or any Spread Multiplier (as defined in Condition 5(III)) to each or the minimum Authorized Denomination, multiplying such product by the applicable Floating Rate Day Count Fraction(s) specified in the applicable Pricing Supplement and rounding, if necessary, the resultant figure to the nearest unit of the relevant currency (half of such unit being rounded upwards or, in the case of yen, downwards). The determination of the Rate of Interest and the Interest Amounts by the Calculation Agent shall (in the absence of manifest error) be final and binding upon all parties.

(d)   *Notification of Rate of Interest and Interest Amounts*: The Calculation Agent will cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date to be provided to IADB, any relevant Agent and, if the relevant Notes are at such time listed by IADB on any Stock Exchange (each an "Exchange"), the Exchange (or listing agent as the case may be) as soon as possible after their determination but in no event later than two Relevant Business Days after the date of their determination. The Calculation Agent will also cause the same information to be provided to Noteholders in accordance with Condition 15 as soon as possible after its determination but in no event later than the seventh calendar day thereafter. The Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(e)   *Calculation Agent and Reference Banks*: IADB will ensure that, as long as any Note to which this Condition 5(II) applies remains outstanding, there shall always be a Calculation Agent for such Note and so long as the Primary Source for Interest Rate Quotations for such Note is Reference Banks, there shall at all times be four Reference Banks for such Note with offices in the Relevant Banking Center. IADB will also ensure that, in the case of any Note falling within Condition 5(II)(b)(i)(A) in respect of which no Reference Rate appears at or about the Relevant Time, or in respect of which less than two Reference Rates appear at or about the Relevant Time, there shall be four Reference Banks for such Note with offices in the Relevant Banking Center. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank then IADB or its Designee will appoint another Reference Bank with an office in the Relevant Banking Center to act as Reference Bank in its place. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for any Interest Period or to calculate the Interest Amounts, IADB or its Designee will appoint in its place a leading bank or financial institution qualified to act as its successor. The Calculation Agent may not resign its duties without a successor having been appointed.

(III)   Definitions

As used in these Conditions, and unless otherwise specified in the applicable Pricing Supplement:

"Business Day Convention" means, in the case of Fed Book-entry Notes, the "Following Business Day Convention" referred to in paragraph (C) below, and in the case of all other Notes, either:

(A)   the "FRN Convention", in which case interest on a Note shall be payable on each Interest Payment Date which numerically corresponds to its Interest Commencement Date or, as the case may be, the preceding Interest Payment Date in the calendar month which is the Specified Interest Period specified on such Note after the calendar month in which such Interest Commencement Date or, as the case may be, the preceding Interest Payment Date occurred, provided that:

(1) if there is no such numerically corresponding day in the calendar month in which an Interest Payment Date should occur, then the relevant Interest Payment Date will be the last day which is a Relevant Business Day (as defined below) in that calendar month;

(2) if an Interest Payment Date would otherwise fall on a day which is not a Relevant Business Day, then the relevant Interest Payment Date will be the first following day which is a Relevant Business Day unless that falls in the next calendar month, in which case it will be the first preceding day which is a Relevant Business Day; and

(3) if such Interest Commencement Date or the preceding Interest Payment Date occurred on the last day in a calendar month which was a Relevant Business Day, then all subsequent Interest Payment Dates will be the last day which is a Relevant Business Day in the calendar month which is the Specified Interest Period after the calendar month in which such Issue Date or such other date or, as the case may be, the preceding Interest Payment Date occurred; or

(B) the "Modified Following Business Day Convention", in which case interest on a Note shall be payable on such Interest Payment Dates as may be specified on such Note, provided that, if any Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Interest Payment Date will be the first following day which is a Relevant Business Day unless that day falls in the next calendar month, in which case the relevant Interest Payment Date will be the first preceding day which is a Relevant Business Day; or

(C) the "Following Business Day Convention", in which case interest on a Note shall be payable on such Interest Payment Dates as may be specified on such Note, provided that, if any Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Interest Payment Date will be the first following day which is a Relevant Business Day; or

(D) such other Business Day Convention as may be specified on the relevant Note.

"Calculation Amount" means the amount specified as such on any Note or, if no such amount is so specified, the Principal Amount of such Note as specified on such Note or, if such Note is partly paid, the paid-up amount or, if such Note is amortizing or redeemed in part, the amount outstanding.

"Designee" means any affiliate of IADB, any agent, any affiliate of an agent or any other person so designated by IADB, in its sole discretion, to make any one or more determinations, decisions or elections specified in these Conditions on a temporary or permanent basis, until such time as IADB, in its sole discretion, may revoke any such designation. Any person so designated will be a Designee for purposes of these Conditions for so long as such designation remains in effect. None of the Agents (as herein defined) shall be appointed as a Designee without the relevant Agent's express prior written consent.

"Interest Commencement Date" means, in the case of the first issue of a Note or Notes of a particular issue of Notes, the Issue Date or such other date as may be specified as the Interest Commencement Date on such Note.

"Interest Determination Date" means, in respect of any Interest Period, that number of days (if any) specified on the relevant Note on which banks and foreign exchange markets are open for business in the Relevant Banking Center prior to the first day of such Interest Period.

"Interest Payment Date" means each date specified on the relevant Note for the payment of interest or, if no date is so specified, each date which falls the Specified Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date, in each case as adjusted by the Business Day Convention specified on such Note.

"Interest Period" means the period beginning on (and including) the Interest Commencement Date to (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date to (but excluding) the next succeeding Interest Period Date, unless otherwise specified herein.

"Interest Period Date" means each Interest Payment Date unless otherwise specified on the relevant Note.

"Issue Date" means, for any particular issue of Notes, the date of issue of such Notes.

"Page" means such page, section, caption, column or other part of a particular information service as specified on such Note for the purpose of providing a Reference Rate, or such other page, section, caption, column or other part as may succeed or replace it on that information service or on such other information service, in each case as may be nominated by the person or organization providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Reference Rate.

"Reference Rate" means, for any Note, the bid rate, offered rate or mean of bid and offered rate, as specified on such Note, for the floating rate specified on such Note; provided, if such rate is no longer available and a substitute for such rate has been selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof), then such substitute rate shall be deemed the "Reference Rate".

"Relevant Banking Center" means, for any Note, the Relevant Banking Center specified on such Note.

"Relevant Business Day" means:

(A)   in the case of a currency other than euro, a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the financial center or centers specified in the relevant Note; or

(B)   in the case of euro, a day (other than a Saturday or a Sunday) on which the TARGET2 System is operating.

"Relevant Financial Center" means, unless otherwise specified on the relevant Note:

(A)   in the case of a currency other than euro, the principal financial center for the relevant currency; and

(B)   in the case of euro, Europe.

"Relevant Time" means the local time in the Relevant Banking Center at which it is customary to determine bid, offered and mean rates in respect of deposits in that currency in the interbank market in that Relevant Banking Center, and for this purpose "local time" means, with respect to Europe, Central European Time.

"Spread" means the percentage rate per annum specified on the relevant Note.

"Spread Multiplier" means the percentage rate or number applied to the relevant Rate of Interest, as specified on the relevant Note.

"TARGET2 System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System which was originally launched on 19 November 2007 or any successor thereto.

(IV)   Zero Coupon

In the case of a Note the interest basis for which is specified on such Note as Zero Coupon (such Note, a "Zero Coupon Note"), references to the amount of interest payable in respect of a Note (other than as provided in Condition 9), Coupons and Talons in these Conditions are not applicable. If, upon the presentation of such a Note on or after the Maturity Date, payment of principal is improperly withheld or refused, interest shall accrue (on the same basis as that referred to in Condition 5(I)) thereon from the Maturity Date to the Relevant Date at a rate per annum (expressed as a percentage) equal to the Amortization Yield specified on such Note.

6.   **Redemption and Purchase**

(a)   *Final Redemption*: Unless previously redeemed or purchased and canceled as provided below, each Note will be redeemed at its Redemption Amount (which shall be its Principal Amount or such amount as is specified on such Note or if the Note has a Variable Redemption Amount (as defined in Condition 6(d)), the amount calculated in accordance with Condition 6(d) on the applicable Maturity Date specified on such Note or, where interest is calculated in accordance with Condition 5(II), on the applicable Interest Payment Date falling in the applicable Redemption Month specified on such Note.

(b)   *Repurchases*: IADB may at any time purchase or otherwise acquire Notes at any price (provided that in the case of Bearer Notes they are purchased or acquired together with all unmatured Coupons and unexchanged Talons relating to them) in the open market or otherwise.

(c)   *Early Redemption of Zero Coupon Notes and Deep Discount Notes*:

The following provisions in this Condition 6(c) apply to Zero Coupon Notes and Deep Discount Notes. For purposes of these Conditions, the term "Traditional Zero Coupon Note" refers to a non-interest bearing note that is originally issued at a discount and thereafter accretes to par on the specified Maturity Date thereof. The term "Par Zero Coupon Note" refers to a non-interest bearing note that is originally issued at par and thereafter accretes to a value higher than par. The term Deep Discount Note refers to an interest bearing note that is originally issued at a discount and thereafter accretes to par on the specified Maturity Date thereof.

(i)   The amount payable in respect of any Traditional Zero Coupon Note, Par Zero Coupon Note, or Deep Discount Note upon redemption of such Note pursuant to, if applicable, Condition 6(e) or (f) or upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated by IADB or its Designee as provided below) of such Note.

(ii)   Subject to the provisions of Condition 6(c)(iii), the "Amortized Face Amount" of any Zero Coupon Note or Deep Discount Note shall be:

(A)   for a Traditional Zero Coupon Note, the sum of (x) the Reference Price specified on the Note and (y) the aggregate amortization of the difference between the Reference Price and the Principal Amount of the Note from the Issue Date to the date on which the Note becomes due and payable calculated using a rate per annum (expressed as a percentage) equal to the Amortization Yield specified on the Note applied to the Reference Price in the manner specified on such Note; or

(B)   for a Par Zero Coupon Note, the aggregate amortization of the difference between (x) the Reference Price and (y) the Redemption Amount (on the Maturity Date) of the Note from the Issue Date to the date on which the Note becomes due and payable calculated using a rate per annum (expressed as a percentage) equal to the Amortization Yield specified on the Note applied to the Reference Price in the manner specified on such Note; or

(C)   for a Deep Discount Note, the sum of (x) the Reference Price specified on the Note and (y) the aggregate amortization of the difference between the Reference Price and the Principal Amount of the Note from the Issue Date to the date on which the Note becomes due and payable calculated using a rate per annum (expressed as a percentage) equal to the Amortization Yield specified on the Note applied to the Reference Price in the manner specified on such Note and (z) any accrued but unpaid interest on the Note.

Where the specified calculation is to be made for a period of less than one year, it shall be calculated by IADB or its Designee using the applicable Fixed Rate Day Count Fraction(s) specified in the applicable Pricing Supplement.

(iii)   If the amount payable in respect of any Note upon redemption of such Note pursuant to, if applicable, Condition 6(e) or (f), or upon it becoming due and payable as provided in Condition 9, is not paid when due, the amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in Condition 6(c)(ii), except that Condition 6 shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Relevant Date.

The calculation of the Amortized Face Amount in accordance with this Condition 6(c)(iii) will continue to be made (before and, to the extent permitted by applicable law, after judgment), until the Relevant Date (as defined in Condition 8) unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be:

(A) in the case of a Traditional Zero Coupon Note, the Principal Amount of such Note together with any interest which may accrue in accordance with Condition 5(IV); or

(B) in the case of a Par Zero Coupon Note, the Redemption Amount of such Note (on the Maturity Date) together with any interest which may accrue in accordance with Condition 5(IV); or

(C) in the case of a Deep Discount Note, the Principal Amount of such Note together with any interest which may accrue in accordance with Condition 5(I) or Condition 5(II), as specified in the applicable Pricing Supplement.

(d) *Redemption of Notes with Variable Redemption Amount*: The basis for calculation of the amount payable upon redemption of a Note with a Variable Redemption Amount under Condition 6(a) ("Variable Redemption Amount") and, if applicable, Condition 6(e) or (f), or upon such Note becoming due and payable as provided in Condition 9, shall be specified on such Note.

(e) *Redemption at the Option of IADB*: If so provided on a Note, IADB may, on giving to the holder of such Note irrevocable notice, in accordance with Condition 15, and the relevant Agent(s) of not less than the number of days specified on such Note, redeem all or, if so stated on such Note, less than all of the Notes on the date or dates specified on such Note (which shall, in the case of a Note the interest basis for which is specified on such Note as being Floating Rate, be an Interest Payment Date) at the amount specified on such Note as the Early Redemption Amount Bank together with interest accrued to but excluding the date fixed for redemption. All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition 6.

In the case of a partial redemption of Notes other than Fed Book-entry Notes, the notice to Noteholders and the relevant Agent(s) shall also contain the serial or other identifying numbers of the Notes to be redeemed, which shall have been drawn in such place as the Global Agent may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange requirements, and the Global Agent shall not be liable for any drawings so made. In the case of a partial redemption of Fed Book-entry Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance.

(f) *Redemption at the Option of a Noteholder*: If so provided on a Note, IADB shall, at the option of the holder of any such Note, redeem such Note on the date or dates specified on such Note (which shall, in the case of a Note the interest basis for which is specified on the Note as being Floating Rate, be an Interest Payment Date) at the amount specified on such Note as the Early Redemption Amount Noteholder together with interest accrued to but excluding the date fixed for redemption. IADB may elect to give the holder of such Note notice, in accordance with Condition 15, of not more than the number of days nor less than the number of days specified on such Note prior to such date or dates, of the period for exercise of such option.

In the case of a Note which is not a Fed Book-entry Note, to exercise such option the holder must deposit (i) such Note with the Registrar or any Transfer Agent (in the case of Registered Notes) or any Paying Agent (in the case of Bearer Notes) at their respective specified offices and (ii) a duly completed notice of redemption ("Redemption Notice") in the form obtainable from any Agent, in each case not more than the number of days nor less than the number of days specified on such Note prior to the relevant date for redemption. Unless otherwise specified on such Note, no Note (or Redemption Notice) so deposited may be withdrawn without the prior consent of IADB and the Global Agent. In the case of a Fed Book-entry Note, if the holder wishes to exercise such option, the holder must give notice thereof to IADB through the relevant Holding Institution.

(g) *Cancellation*: All Notes so redeemed will be canceled forthwith and may not be resold or reissued. All Notes so purchased or acquired and any unmatured Coupons attached to or purchased or acquired with such Notes may be canceled or may be reissued or resold.

(h)   *Notice:* IADB shall procure that the final redemption amounts calculated by IADB or its Designee in this Condition 6 shall be notified to the Noteholders and the applicable Agents no less than two Business Days prior to the relevant due date for payment.

7.   Payments

(a)   *Registered Notes*:

(i)   Payments of Principal

Payments of principal in respect of Registered Notes shall be made against surrender of the relevant Registered Notes at the specified office of any of the Transfer Agents or of the Registrar and in the same manner provided in paragraph (ii) below. Where payment is to be made by transfer to an account in the relevant currency, payment instructions (for value on the due date, or if that is not a Relevant Business Day, for value on the first following day which is a Relevant Business Day) will be initiated, or in the case of any payment of principal where the relevant Registered Note has not yet been surrendered at the specified office of any Transfer Agent, on a day on which the Global Agent is open for business and on which the relevant Registered Note is so surrendered.

(ii)   Payments of Interest

Subject to 7(a)(iii) below, interest on Registered Notes that are not Definitive Registered Notes (as defined in Condition 1(a)) shall be paid to the person shown on the Register at the close of business on the business day before the due date for payment thereof; and interest on Definitive Registered Notes shall be paid to the person shown on the Register at the close of business on the fifteenth calendar day before the due date for payment thereof (each, the applicable "Record Date"). Payments of interest on each Registered Note shall be made in the relevant currency by check drawn on a Financial Institution and mailed to the holder (or to the first-named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a Financial Institution. "Financial Institution" means a bank in the principal financial center for such currency or, in the case of euro, in a city in which banks have access to the TARGET2 System.

(iii)   Registered Notes held through The Depository Trust Company ("DTC") will be paid as follows:

(A)   if the Specified Currenc(y/ies) for payment is(are) U.S. dollars, payments of principal, premium (if any) and/or interest will be made in accordance with Conditions 7(a)(i) and (ii); or

(B)   if the Specified Currenc(y/ies) for payment is(are) a currency other than U.S. dollars, payments of principal, premium (if any) and/or and interest will be made by the Global Agent in the relevant currency by wire transfer of same day funds to the designated account in such currency of DTC participants entitled to receive the relevant payment who have made an irrevocable election prior to 5:00 p.m. New York City time on the fifteenth calendar day prior to the due date for payment thereof (the "DTC Record Date"). In the case of DTC participants entitled to receive the relevant payments but who have not elected to receive payments in such currency, the Exchange Rate Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to such DTC participants. The Global Agency Agreement sets out the manner in which such conversions or such elections are to be made.

(iv)   Delay in Payment

Noteholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a Relevant Business Day, if the Noteholder is late in surrendering its Registered Note (if required to do so), or if its Registered Note cannot be surrendered to the Registrar or a Transfer Agent that is open for business on the day of such surrender.

(b)   *Fed Book-entry Notes*:

(i)   Payments of Principal and Interest

Payments of principal and interest on the Notes will be payable at a designated office or agency of IADB in New York City in U.S. dollars to the holder on the Fed Book-entry Record Date (as defined below), provided that, at IADB's option, principal and interest in respect of Fed Book-entry Notes may be paid by credit to a Federal Reserve Bank or branch account of Holding Institutions holding such Fed Book-entry Notes. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Fiscal Agent for the Notes pursuant to the Fiscal Agency Agreement. The "Fed Book-entry Record Date" for the purpose of payment of interest or principal on the Fed Book-entry Notes shall be as of the close of business at the Fiscal Agent on the day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Fed Book-entry Record Date shall be the next preceding day on which the Fiscal Agent is open for business.

(ii)   Delay in Payment

Noteholders will not be entitled to any interest or other payment for any delay after the due date if any date for payment is not a day on which the Fiscal Agent is open for business, and the Noteholder will not be entitled to payment until the next following day on which the Fiscal Agent is open for business.

(c)   *Bearer Notes*:

(i)   Payments of Principal and Interest

Payments of principal and interest in respect of Bearer Notes will, subject as mentioned below, be made against presentation and surrender of the relevant Bearer Notes or Coupons, as the case may be, at the specified office of any Paying Agent outside the United States and its possessions by a check payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a Financial Institution.

Notwithstanding the foregoing, if the Specified Currency of any Bearer Note or payment thereunder are otherwise to be made in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (1) IADB shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Bearer Notes in the manner provided above when due, (2) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (3) such payment is then permitted by U.S. law. If, under such circumstances, a Bearer Note is presented for payment of principal at the specified office of any Paying Agent in the United States or its territories in circumstances where interest (if any is payable against presentation of the Bearer Note) is not to be paid there, the relevant Paying Agent will annotate the Bearer Note with the record of the principal paid and return it to the holder for the purpose of obtaining payment of interest elsewhere.

Payments of principal, premium (if any) and interest in respect of Bearer Notes represented by a global certificate in classic global note ("CGN") form will (subject as provided below) be made in the manner specified above in relation to Definitive Bearer Notes and otherwise in the manner specified in the relevant global certificate representing such Bearer Notes against presentation or surrender, as the case may be, of such global certificate at the specified office of any Paying Agent. A record of which payment made against presentation or surrender of such global certificate in CGN form, distinguishing between any payment of principal and any payment of interest, will be made on such global certificate by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made. If the global certificate representing Bearer Notes is in new global note ("NGN") form, IADB shall procure that details of each such payment shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the principal amount of the Notes recorded in the records of the relevant clearing system and represented by the global certificate will be reduced accordingly. Payments under a global certificate in NGN form will be made to its holder. Each payment so made will discharge

IADB's obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

(ii)   Payments on Business Days

Subject as provided on the relevant Note, if any date for payment in respect of any Bearer Note or Coupon comprising all or part of such issue is not (x) a Relevant Business Day; (y) a day on which banks are open for business in the relevant place of presentation; and (z) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, a day on which dealings may be carried on in the relevant currency in the Relevant Financial Center, the holder shall not be entitled to payment until the next day following such day nor to any interest or other sum in respect of such postponed payment.

If the due date for redemption or repayment of any Bearer Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note. Interest accrued from the Maturity Date on a Note the interest basis for which is specified on such Note as being Zero Coupon shall be payable on repayment of such Note against presentation thereof.

(d)   *Payments Subject to Law*: All payments are subject to any applicable laws and regulations.

(e)   *Appointment of Agents*: The Fiscal Agent, the Global Agent, the Paying Agent, the Registrar, the Transfer Agent, the Exchange Rate Agent and the Calculation Agent initially appointed by IADB and their respective specified offices are listed on or near the last page of the Prospectus in which these Conditions appear. The Fiscal Agent, the Global Agent, the Paying Agents, the Registrar, Transfer Agents, the Exchange Rate Agent and the Calculation Agent(s) act solely as agents of IADB and do not assume any fiduciary duties or obligation or relationship of agency or trust for or with any Noteholder or Couponholder. IADB reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, the Global Agent, any other Paying Agent, the Registrar, any Transfer Agent, the Exchange Rate Agent, any Calculation Agent or any other agent and to appoint a substitute Fiscal Agent or Global Agent and/or additional or other Paying Agents, Registrars, Transfer Agents, the Exchange Rate Agent, Calculation Agents or any other agent provided that IADB shall at all times maintain (i) a Fiscal Agent with respect to Fed Book-entry Notes, a Global Agent with respect to Bearer Notes and Registered Notes, (iii) for Registered Notes, a Registrar and one or more Transfer Agents, at least one of which has its specified office in a major European city, (iv) for Bearer Notes, at least one Paying Agent in a major European city, one or more Calculation Agent(s) if specified hereon, and (vi) a Paying Agent in such city as may be required by any stock exchange on which the Notes may be listed by IADB. Any such variation, termination or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 days' prior notice thereof shall have been given by IADB to the Noteholders in accordance with Condition 15 and provided further that neither the resignation nor removal of any Agent shall take effect, except in the case of insolvency as aforesaid, until a new Agent replacing such Agent has been appointed.

In addition, IADB shall forthwith appoint a Paying Agent in New York City in respect of any Bearer Notes denominated in U.S. dollars in the circumstances described in Condition 7(c)(ii).

Notice of any such change or any change of any specified office will promptly be given to the Noteholders in accordance with Condition 15.

(f)   *Unmatured Coupons and Unexchanged Talons*:

(i)   Notes the only interest basis for which is specified on such Notes as being Fixed Interest Rate and which are Bearer Notes, other than Notes which are specified to be Long Maturity Notes (being Notes whose Principal Amount is less than the aggregate interest payable thereon on the relevant dates for payment of interest under Condition 5(I)(a)), should be surrendered for payment of principal together with all unmatured Coupons (if any) appertaining thereto. An amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of principal so paid bears to the total principal due) will be deducted from the principal due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of such missing Coupon within a period of ten years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8). If the date for payment of principal is any date other than a date for payment of interest, the accrued interest on such principal shall be paid only upon presentation of the relevant Note.

(ii)   Subject to the provisions specified on the relevant Note, upon the due date for redemption of any Note the interest basis for which is specified on such Note as being Floating Rate at any time or any Long Maturity Note which is a Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupons.

(iii)   Upon the due date for redemption of any Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv)   Where any Note the interest basis for which is specified on such Note as being Floating Rate at any time or any Long Maturity Note which is a Bearer Note is presented for redemption without all unmatured Coupons and any unexchanged Talon relating to it, and where any Bearer Note is presented for redemption without any exchanged Talon relating to it, redemption shall be made only against the provisions of such indemnity as IADB may require.

(g)   *Talons*: On or after the Fixed Rate Interest Payment Date or, as the case may be, the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Global Agent in exchange for a further Coupon sheet (but excluding any Coupons which may have become void pursuant to Condition 8).

(h)   *Currency of Payment*: All payments in respect of this Note shall be made in the Specified Currency or, in the case of a Note the interest basis of which is specified on such Note as being Floating Rate and a Note which has a Variable Redemption Amount, the Specified Interest Payment Currency and/or the Specified Principal Payment Currency specified on such Note. If at the time that any payment in respect of this Note is due the Specified Currency is no longer used by the government of the country issuing such currency for the payment of public and private debts, then IADB shall be entitled to make such payment in such other currency as at the time of such payment is legal tender for the payment of such debts in such country. In addition, if any payment in respect of this Note is payable in a Specified Currency other than U.S. dollars that is no longer used by the government of the country issuing such currency for the payment of public and private debts or used for settlement of transactions by public institutions in such country or within the international banking community, or in a Specified Currency that is not expected to be available, when any payment on this Note is due as a result of circumstances beyond the control of IADB, IADB shall be entitled to satisfy its obligations in respect of such payment by making such payment in U.S. dollars on the basis of a U.S. dollar/Specified Currency exchange rate determined by IADB or its Designee as of the second Business Day prior to such payment, or, if IADB or its Designee determines that no such exchange rate is available as of such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, IADB or its Designee shall act in good faith and in a commercially reasonable manner having taken into account all available information that it shall deem relevant. Any payment made under such circumstances in such other currency or U.S. dollars, will constitute valid payment, and will not constitute a default in respect of this Note. For the purpose of this Condition 7(h), "Business Day" means a day on which the Federal Reserve Bank of New York is open for business in New York City.

8. **Prescription and Unclaimed Payments**

Other than for Notes and Coupons governed by the laws of the State of New York, claims against IADB for payment in respect of the Notes and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof. As used in these Conditions, "Relevant Date" in respect of any Note or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or surrender of the relative certificate) or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation or surrender. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Early Redemption Amounts, all Amortized Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it and (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it.

9. **Default**

If IADB shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or sinking fund in, any bonds, notes (including the Notes), or similar obligations which have been issued, assumed or guaranteed by IADB, and such default shall continue for a period of 90 days, then at any time thereafter and during the continuance of such default any Noteholder may deliver or cause to be delivered to IADB at its principal office in Washington, District of Columbia, United States of America, written notice that such Noteholder elects to declare all Notes held by it (the serial or other identifying numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to IADB the Notes shall become due and payable at their Early Redemption Amount specified on such Notes plus accrued interest calculated in accordance with Condition 5, unless prior to that time all such defaults previously existing shall have been cured.

10. **Replacement of Notes, Coupons and Talons**

If any Registered Note, Bearer Note, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed it may be replaced, subject to applicable laws and regulations, and the rules and regulations of relevant stock exchanges and clearing systems, at the specified office of the Registrar or the Transfer Agent in London (in the case of Registered Notes) or the Global Agent in London (in the case of Bearer Notes and Coupons) subject to stock exchange requirements, upon payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security, indemnity and otherwise as IADB may require. Mutilated or defaced Registered Notes, Bearer Notes, Coupons or Talons must be surrendered before replacements will be issued.

11. **Further Issues**

IADB may from time to time without the consent of the Noteholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects except for, as applicable, the issue price, the Issue Date and the first payment of interest thereon) and so that such further issue shall be immediately or thereafter consolidated and form a single series with the outstanding securities of any series (including the Notes) or upon such terms as IADB may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a further Tranche of Notes of the same Series as the Notes.

12. **Modifications**

These Conditions and the Notes may be amended or supplemented by IADB and the Global Agent, without the consent of the holder of any Note, for the purpose of curing any ambiguity, manifest error or of correcting or supplementing any provision contained herein or therein which may be erroneously or inadvertently stated, defective or inconsistent with any other provision contained herein or therein; provided, however, that IADB shall only permit any such modification if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders in the sole opinion of IADB.

13. Agents

In acting under the Global Agency Agreement and the Fiscal Agency Agreement, the Agents act solely as agents of IADB and do not assume any fiduciary duties or obligation or relationship of agency or trust for or with any holder.

14. Contracts (Rights of Third Parties) Act 1999

In respect of any Notes and Coupons governed by English law, unless specified otherwise in the Notes, no person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

15. Notices

(a)   *Notice by Means of Delivery to Clearing System:* Until such time as any definitive Notes are issued, there may, so long as all the Notes or certificate(s) representing the Notes is or are held in its or their entirety on behalf of DTC or Euroclear and Clearstream, Luxembourg or any other applicable clearing system, be substituted, in relation only to the relevant Series of Notes, for such notification as set out in (b) and (c) below, the delivery of the relevant notice to DTC or to Euroclear and Clearstream, Luxembourg or to any other applicable clearing system for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the Noteholders on the day (or such other period thereafter as may be specified thereon) on which such notice was given to DTC or to Euroclear and Clearstream, Luxembourg or to any other applicable clearing system.

(b)   *Notices to Holders of Registered Notes:* Subject to (a) above, notices to holders of Registered Notes will be mailed to them at their respective addresses in the Register. Any such notice shall be deemed to have been validly given to the holders of such Registered Notes on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of such mailing.

(c)   *Notices to Holders of Bearer Notes:*Subject to (a) above, notices to the holders of Bearer Notes shall be valid if published in a daily newspaper having general circulation in London (which is expected to be the *Financial Times*). Any such notice shall be deemed to have been validly given on the date of such publication. Notices will, if published more than once or on different dates, be deemed to have been given on the date of the first publication in such source as provided above. Holders of Coupons and Talons shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition 15.

(d)   *Listing Requirements:* In addition to (a), (b) and (c) above, if and for so long as any Notes have been listed by IADB on a stock exchange, all notices to Noteholders will be published in accordance with the rules of such stock exchange.

(e)   *Notices from Holders via Agents:* Except as set out in Condition 9, notices to be given by any holder of the Notes shall be in writing and given by lodging the same with the Global Agent or the Fiscal Agent (as applicable). In the case of Bearer Notes, so long as any of such Notes are represented by a global certificate, such notice may be given by any holder of a Note to the Global Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Global Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

16. **Governing Law, Jurisdiction and Service of Process**

(a) *Governing Law*: The Notes, the Coupons and the Talons are governed by, and shall be construed in accordance with, the laws of the State of New York or English law, or such other governing law, as specified on such Notes. If unspecified, the laws of the State of New York shall govern, *provided that*, the governing law of Notes issued on a partly paid basis shall not be the laws of the State of New York.

(b) *Jurisdiction*: With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with any Notes, Coupons or Talons, IADB irrevocably submits to the non-exclusive jurisdiction of the courts of England.

(c) *Service of Process*: IADB irrevocably agrees to appoint an agent with an address in London, England as its agent in England to receive, for IADB and on its behalf, service of process in any Proceedings in England arising out of or in connection with any Notes, Coupons or talons governed by English law. If for any reason such process agent, once appointed, ceases to be able to act as such or no longer has an address in London, IADB irrevocably agrees to appoint a substitute process agent with an address in London and shall immediately notify Noteholders of such appointment in accordance with Condition 15. Nothing shall affect the right to serve process in any manner permitted by law.

FORM OF THE NOTES AND SUMMARY PROVISIONS
RELATING TO THE NOTES WHILE IN GLOBAL FORM

Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

IADB and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be either registered, book-entry (for Notes denominated and payable in U.S. dollars to be cleared and settled through the Federal Reserve) or bearer and will be specified in the applicable Pricing Supplement. Notes issued by IADB denominated in certain Specified Currencies may only be issued in global form.

Fed Book-entry Notes

On initial issue, Notes denominated and payable in U.S. dollars that are initially distributed in the United States shall, unless otherwise specified in the applicable Pricing Supplement, be cleared and settled through the Federal Reserve and will be issued in uncertificated book-entry form only through the Federal Reserve Bank of New York and held by specified depositaries and other institutions with an appropriate account with a Federal Reserve Bank or Branch ("Holding Institutions") designated by the relevant Dealer(s). After initial issue, all Fed Book-entry Notes will continue to be held by such Holding Institutions unless an investor arranges for the transfer of its Fed Book-entry Notes to another Holding Institution.

Unless otherwise specified in an applicable Pricing Supplement, further issuances of a particular series of Fed Book entry Notes generally will be fungible with prior tranches immediately upon issuance and consolidated to form a single series with the outstanding securities of such series.

Registered Global Notes

Registered Global Notes of an issue of Notes denominated in a currency other than U.S. dollars and sold in primary distribution entirely to investors in the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by a single DTC Global Note deposited on its Issue Date with a custodian for, and registered in the name of a nominee of, DTC.

Registered Global Notes of an issue of Notes sold in primary distribution entirely to investors outside the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by one or more Registered Global Notes and (a) in the case of Registered Global Notes held under the NSS and intended to be cleared through Euroclear and Clearstream, Luxembourg, delivered to the Common Safekeeper on behalf of Euroclear and Clearstream, Luxembourg; or (b) in the case of Registered Global Notes not held under the NSS and intended to be cleared through Euroclear and Clearstream, Luxembourg, deposited with the Common Depositary.

Registered Global Notes of an issue of Notes sold in primary distribution both within the United States and outside the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by one or more Registered Global Notes. A DTC Global Note in respect of sales of Notes within the United States will be deposited on its Issue Date with a custodian for, and registered in the name of a nominee of, DTC. The same or one or more other Registered Global Notes in respect of sales of Notes outside the United States may be (a) in the case of Registered Global Notes held under the NSS and intended to be cleared through Euroclear and Clearstream, Luxembourg, delivered to the Common Safekeeper on behalf of Euroclear and Clearstream, Luxembourg; (b) in the case of Registered Global Notes not held under the NSS and intended to be cleared through Euroclear and Clearstream, Luxembourg, deposited with the Common Depositary on behalf of Euroclear and Clearstream, Luxembourg; or (c) in the case of Registered Global Notes intended to be cleared through a clearing system other than, or in addition to, Euroclear and/or Clearstream, Luxembourg, or delivered outside a Clearing System, registered as specified in the applicable Pricing Supplement.

Registered Notes may, if so specified in the applicable Pricing Supplement, initially be issued in definitive registered form ("Definitive Registered Notes"). Otherwise, Definitive Registered Notes will only be available, in the case of Registered Notes initially issued as Registered Global Notes (other than Notes in certain Specified

Currencies), in certain circumstances described below. Definitive Registered Notes to be issued at the request of a beneficial owner in respect of such owner's Notes will be issued at the expense of such owner.

Unless otherwise specified in the applicable Pricing Supplement, interests in a Registered Global Note will be exchangeable for Definitive Registered Notes only if such exchange is permitted by applicable law and (i) in the case of a DTC Global Note, DTC notifies IADB that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Note, or ceases to be a "clearing agency" registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or is at any time no longer eligible to act as such and IADB is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC, (ii) in the case of any other Registered Global Note, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, (iii) IADB, upon the request of a holder, elects to issue Definitive Registered Notes or (iv) a Noteholder has instituted any judicial proceeding in a court to enforce its rights under the Notes and such Noteholder has been advised by counsel that in connection with such proceeding it is necessary or appropriate for such Noteholder to obtain possession of its Notes. In such circumstances, IADB will cause sufficient Definitive Registered Notes to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentica having an interest in a Registered Global Note must instructions and such other information as IADB and the such Definitive Registered Notes.

IADB understands that DTC will take any actio (including, without limitation, the presentation of DTC G direction of one or more participants in whose account w only in respect of such portion of the aggregate principal a participant or participants has or have given such directio understands that DTC will surrender the relevant DTC Glo

While a DTC Global Note is deposited with DTC eligible for clearing or settlement through DTC or any oth

Unless otherwise specified in the applicable F particular series of Registered Notes generally will be fur issuance and consolidated to form a single series with the

Bearer Notes